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                                                EXHIBIT 28.1

                                                Media: Kevin Whalen
                                                (612) 830-3251
                                                Investor Relations: Robb Prince
                                                (612) 830-3262
                                                Release #5527-695


FOR IMMEDIATE RELEASE


                           JOSTENS INC., BAIN CAPITAL
                     COMPLETE JOSTENS LEARNING TRANSACTION

          MINNEAPOLIS, June 29, 1995 -- Jostens Inc. (NYSE: JOS) said today it has completed the sale of its Jostens Learning unit to Bain Capital, a Boston-based investment firm, concluding a previously announced transaction. June 2 is the effective closing date of the transaction, Jostens said.

          Under the transaction, Jostens received from Bain Capital $50 million in cash, a $36 million note maturing in eight years and a separate $4 million note convertible into 19 percent of Jostens Learning equity, subject to some dilution. Jostens retains, but will sell, Wicat Systems, a computer-based aviation training division that generates annual sales of about $12 million.

          Jostens Learning is a leading producer of educational software for students in kindergarten through grade 12. In addition to Bain Capital, the entities investing in Jostens Learning include Information Partners, an investment group led by Bain Capital and Dun & Bradstreet.

          Jostens said it is evaluating ways to employ cash from the transaction.

          As previously reported, Jostens' current-year financial results will include neither a gain nor a loss on the transaction. The company's gain of approximately $11 million to $13 million is deferred.

          The June 2 closing date will result in Jostens reporting a reduction of earnings of about 12 cents from discontinued operations in its year-end financial results, the company said.

          "Our traditional businesses, taken together, are completing a very good year," said Robert C. Buhrmaster, president and chief executive officer of Jostens. "I anticipate double-digit profit improvements from those businesses and expect overall earnings to be within the range of current Wall Street expectations."
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JOSTENS COMPLETES JOSTENS LEARNING DEAL/page 2

          Buhrmaster said the Jostens Learning transaction increases Jostens' ability to focus on its traditional businesses.

          "We will now direct more attention and resources on expanding the scope of our current businesses," he said. "At the same time, we retain the opportunity to share in Jostens Learning's upside potential, with minimal risk."

          Jostens Inc., based in Minneapolis, is a leading provider of performance awards and services for the youth, education, sports and corporate recognition markets. The company had 1994 sales of $827 million.

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